Filed Pursuant to Rule 433 Registration Statement No. 333-213265

April 12, 2018

Investors May Contact:
Lee McEntire, Bank of America, 1.980.388.6780

Jonathan G. Blum, Bank of America (Fixed Income), 1.212.449.3112

Reporters May Contact:

Jerry Dubrowski, Bank of America, 1.646.855.1195

jerome.f.dubrowski@bankofamerica.com

BofA Finance LLC Announces Threshold Price and Initial Reference Price for Cash-Settled Equity Linked Notes Linked to the Common Stock of Voya Financial, Inc. Due May 1, 2023

CHARLOTTE – Following the pricing of its public offering of $250 million of its Cash-Settled Equity Linked Notes Linked to the Common Stock of Voya Financial, Inc. (“Voya”) due May 1, 2023 (the “Notes”), BofA Finance LLC (“BofA Finance”) today announces the threshold price and initial reference price of the Notes.

The threshold price of the Notes has been set at $69.5291, representing a 37.5% premium over the initial reference price of $50.5666, which equals the arithmetic average of the volume-weighted average prices of one share of Voya common stock over the five consecutive trading days beginning on, and including, April 6, 2018 and ending on, and including, April 12, 2018.

Settlement and delivery of the Notes took place on April 10, 2018.

BofA Finance and Bank of America Corporation (“BAC”) have filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (“SEC”) for the notes that are described in this document. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BofA Finance and BAC have filed with the SEC for more complete information about BofA Finance, BAC and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. BofA Finance's Central Index Key, or ClK, on the SEC website is 1682472 and BAC’s CIK on the SEC website is 70858. Alternatively, Merrill Lynch, Pierce, Fenner & Smith Incorporated will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BofA Finance and BAC face risks that are specific to their respective businesses, and we encourage you to carefully consider these risks before making an investment in their respective securities.

Bank of America

Bank of America is one of the world's leading financial institutions, serving individual consumers, small and middle-market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk management products and services. The company provides unmatched convenience in the United States, serving approximately 47 million consumer and small business relationships with approximately 4,500 retail financial centers, approximately 16,000 ATMs, and award-winning digital banking with approximately 35 million active users, including approximately 24 million mobile users. Bank of America is a global leader in wealth management, corporate and investment banking and trading across a broad range of asset classes, serving corporations, governments, institutions and individuals around the world. Bank of America offers industry-leading support to approximately 3 million small business owners through a suite of innovative, easy-to-use online products and services. The company serves clients through operations in all 50 states, the District of Columbia, the U.S. Virgin Islands, Puerto Rico and more than 35 countries. Bank of America Corporation stock (NYSE: BAC) is listed on the New York Stock Exchange.

For more Bank of America news, including dividend announcements and other important information, visit the Bank of America newsroom. Click here to register for news email alerts.

www.bankofamerica.com

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